Filed by Huntington Bancshares Incorporated
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company:  Cadence Bank
Commission File No.:  001-34073
Date:  October 27, 2025

The following is a transcript of a speech by Steve Steinour, Chief Executive Officer of Huntington Bancshares Incorporated made available for replay for Cadence Bank’s employees.

Hi everyone. Let me begin by extending a warm welcome.

My name is Steve Steinour and I've had the privilege to serve as the CEO at Huntington since 2009.

And on behalf of all of us at Huntington, I want you to know how excited we are to partner with you.

Cadence’s legacy is built on deep local knowledge and enduring relationships—often spanning generations. That relationship-first, the community-based approach, is at the heart of Huntington’s model also. As we come together, we have a clear goal: to bring the full power of our combined capabilities to your customers and communities.

Now many of us have been on both sides of combinations like this—I know I have at various points in my career—and I understand the mix of emotions and the questions, the great questions, that come with it. So let me address the most immediate questions up front.

First and foremost, what does this mean for you?

We are not here to close branches or pull back. In fact, we're not planning to close any of the branches during this combination. We’re here to invest: In you, in people, and in certain markets and businesses. We’re here to grow.

In almost all of the markets in which you operate, we don't have teams. We don’t have colleagues. So we’re asking you and we’re counting on you to become our team. We hope you’ll join us as we, together, continue to build a purpose-led bank. And we expect to retain the majority of the customer-facing colleagues. These positions are really important to us as we move forward.

And you and your teams are crucial to customer retention and the future growth of our combined organization. And together, we can provide more tools, products and services to help you serve your customers more efficiently and effectively.

And where there are potential overlaps and job impacts, we’re going to do the best we can to find other opportunities for this impacted from all across our organization.

There’s still a lot to work through as we begin the integration process. But we’re committed to being open and transparent at every step of this process. We won’t always have immediate answers, but we will provide information as soon as we have it.

And you’ll soon begin to receive regular updates, including access to an integration website and frequently asked questions with our answers.

Second: What does this mean for your customers?

The partnership will help us do even more to serve both new and existing customers.

It means access to a broader portfolio of products and services, new digital tools, award-winning capabilities – including those digital tools – and other capabilities that will enhance yours and their experiences.

And, as a combined team we’ll continue to support and manage our customer relationships locally. We are a big believer and are strategically committed to local delivery. That's core to our business and consistent with the relationship-first approach that Cadence is so well known for.

Third: What does this mean for your communities?

Since 1876, Cadence has played a special role in your communities.

And we recognize and deeply respect that legacy.

We want to honor it. We actually want to build on it.

And like you, Huntington is deeply engaged in the places we work and live: from small towns to big cities and everything in between.

We’re going to maintain community partnerships and philanthropic commitments that are established. And we’ll continue to invest in your communities—places like Tupelo, Houston, Birmingham, Atlanta, and many more—for the long term.

Now, looking ahead.

This week, Huntington’s senior leaders will be in Mississippi, Texas and a number of cities to meet with you, to listen to you, and to learn from you. We’re looking forward to sharing more about who Huntington is and what we stand for. And over the coming weeks and months, we'll visit even more locations to learn more about all of you, the teams we have and the communities you serve.

Once again, I’m thrilled and honored to welcome you to Huntington.

We’re proud to be your partner, and I look forward to a brighter future together.

Thank you very, very much.

IMPORTANT ADDITIONAL INFORMATION
In connection with the proposed transaction, Huntington will file with the SEC a Registration Statement on Form S-4 that will include a Joint Proxy Statement of Huntington and Cadence and a Prospectus of Huntington, as well as other relevant documents concerning the proposed transaction.  The proposed transaction involving Huntington and Cadence will be submitted to Huntington’s shareholders and Cadence’s shareholders for their consideration.  This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  INVESTORS, SHAREHOLDERS OF HUNTINGTON AND SHAREHOLDERS OF CADENCE ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC AND THE FEDERAL RESERVE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Shareholders will be able to obtain a free copy of the definitive joint proxy statement/prospectus, as well as other filings containing information about Huntington and Cadence, without charge, at the SEC’s website (http://www.sec.gov) and Cadence’s website (https://ir.cadencebank.com/fdic-federal-reserve-filings), respectively.  Copies of the joint proxy statement/prospectus, when available, and the filings with the SEC and the Federal Reserve that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Huntington Investor Relations, Huntington Bancshares Incorporated, Huntington Center, 41 South High Street, Columbus, Ohio 43287, (800) 576-5007.  Copies of the joint proxy statement/prospectus, when available, and filings containing information about Cadence may be obtained after their filing with the Federal Reserve at (https://ir.cadencebank.com/fdic-federal-reserve-filings), by directing a request to Will Fisackerly, Cadence Investor Relations, Cadence Bank, (800) 698-7878, IR@cadencebank.com.  References to Cadence’s website does not constitute incorporation by reference of the information contained on the website and is not, and should not be, deemed part of this filing.

PARTICIPANTS IN THE SOLICITATION
Huntington, Cadence, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Huntington and shareholders of Cadence in connection with the proposed transaction.  Information regarding the interests of the directors and executive officers of Huntington and Cadence and other persons who may be deemed to be participants in the solicitation of shareholders of Huntington and Cadence in connection with the transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the definitive joint proxy statement/prospectus related to the transaction, which will be filed by Huntington with the SEC.  Information regarding Huntington’s directors and executive officers is available in its definitive joint proxy statement relating to its 2025 Annual Meeting of Shareholders, which was filed with the SEC on March 6, 2025, and other documents filed by Huntington with the SEC.  Information regarding Cadence’s directors and executive officers is available in its definitive proxy statement relating to its 2025 Annual Meeting of Shareholders, which was filed with the Federal Reserve on March 14, 2025, and other documents filed by Cadence with the Federal Reserve.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC and the Federal Reserve by Huntington and Cadence, respectively.  Free copies of these documents may be obtained as described above under “Important Additional Information.”